UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIGRESS FINANCIAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET - 30TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE — 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEI WEI & CO LLP
(Name – *if individual, state last, first, middle name*)

133-10 39TH AVENUE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL T MARRONE _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIGRESS FINANCIAL PARTNERS LLC _____, as of DECEMBER 31 _____, 20 16 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

FIN-OP
_____
Title

_____
Notary Public

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02JO5032555
Qualified in New York County 7/28/2017
Commission Expires August 29, 19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIGRESS FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

TIGRESS FINANCIAL PARTNERS, LLC

CONTENTS



WEI WEI & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tigress Financial Partners, LLC

We have audited the accompanying statement of financial condition of Tigress Financial Partners, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Tigress Financial Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tigress Financial Partners LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Wei Wei & Co. LLP

Flushing, NY
February 28, 2017

1

TIGRESS FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash	$	40,427
Deposit with clearing organization		363,661
Due from clearing broker		73,525
Property and equipment, net of accumulated depreciation of $50,095 (Notes 2 and 6)		32,505
Due from employees and brokers		319,946
Accounts receivable from clients		82,500
Other assets (Note 9)		135,458
TOTAL ASSETS	$	1,048,022

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	162,656
Loans from officers		10,000
TOTAL LIABILITIES		172,656
CONTIGENCIES (Note 8)		
MEMBER'S EQUITY		875,366
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,048,022

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Tigress Financial Partners, LLC (the "Company") is a limited liability company organized in 2010 in the State of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

In July 2015, Gradual Holding Financeira S.A. ("Gradual") exchanged its 1% membership interest of the Company for 1% membership interest of Tigress Holdings LLC (the "Parent"), resulting in the Company being 100% owned by the Parent.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method.

Income Taxes

The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its members and are taxed at the individual members' income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

The accompanying notes are an integral part of these financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Currently, the 2013, 2014 and 2015 tax years are open and subject to examination by the taxing authorities.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Clients and Due from Employees and Brokers

Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of December 31, 2016, no allowance was necessary.

The accompanying notes are an integral part of these financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value of financial instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of December 31, 2016, there was no asset that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from clearing broker, due from employee and brokers, other assets and accounts payable and accrued expenses, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2016.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of December 31, 2016.

The accompanying notes are an integral part of these financial statements.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $304,938, which exceeded its requirement by $204,938. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2016, this ratio was .57 to 1.

Note 5 - Related Party Transactions

During the year ended December 31, 2016, the Parent made an additional capital contribution of $309,000.

On July 8, 2016, the Company burrowed under a one year loan agreement from a partner of the Parent Company, $10,000 with interest at 2%. No interest has been accrued as of December 31, 2016.

Note 6 - Property and Equipment

Property and equipment, net at December 31, 2016 are summarized as follows:

Furniture and fixtures	$	82,600
Less: accumulated depreciation		50,095
	$	32,505

Note 7 - Leases

In July 2014, the Company entered into an office space sharing agreement with the Parent under the provision that the Company will reimburse the Parent for its share of the lease. The Company is not a direct party to the lease. The Company incurred a charge of $81,729 for the period January 2016 to June 30, 2016. On June 27, 2016 the Company entered into an agreement to sub-lease office space, through February 2019. The Company incurred a charge of $120,917 for the period of July 2016 to December 2016.

Future minimum lease obligation as of December 31, 2016 are as follows:

Year Ending December 31,		
2017	$	234,977
2018		234,977
2019		39,163
	$	509,117

The accompanying notes are an integral part of these financial statements.

Note 8 - Contingency

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Note 9 - Other Assets

Other assets consist of the following:

Security deposit	$	109,510
Prepaid expenses		25,948
	$	135,458

Note 10 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2016 through February 28, 2017, which is the date that the financial statements were available to be issued. During this period, there were no other material subsequent events requiring disclosure or adjustment to the financial statements.

The accompanying notes are an integral part of these financial statements.